Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX

January 30, 2024

DECEMBER 2023 QUARTERLY REPORT

IperionX Limited (IperionX) (Nasdaq | ASX: IPX) is pleased to provide its quarterly report for the period ended December 31, 2023. Highlights during and subsequent to the end of the quarter included:

Virginia Titanium Manufacturing Campus

IperionX receives US$12.7 million U.S. Department of Defense grant for domestic titanium production

◾
The U.S. Department of Defense (U.S. DoD) contracted to award IperionX US$12.7 million in funding awarded under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities.

◾
The U.S. DoD undertook extensive due diligence of IperionX’s titanium metal technologies through the application and contracting process, including U.S. DoD representatives undertaking a site visit to IperionX’s operating pilot plant in Utah.

◾
IperionX will apply the US$12.7 million U.S. DoD grant funding towards building a 125 metric tons per annum titanium production facility in Halifax County, Virginia, with first production expected in 2024. Once commissioned, IperionX intends to rapidly scale the capacity of this advanced titanium production facility – in a modular development approach – on the same site in Virginia.

IperionX receives US$11.5 million LOI from EXIM Bank for U.S. titanium production

◾
IperionX received a Letter of Interest (LOI) from the Export-Import Bank (EXIM) of the United States for US$11.5 million in equipment finance for development of IperionX’s Titanium Production Facility.

◾
There is the potential that the equipment finance qualifies for EXIM’s ‘China and Transformational Exports Program’ and ‘Make More in America Initiative’, supporting projects that reduce Chinese dominance in strategic sectors.

◾	IperionX intends to use EXIM Bank equipment finance to acquire key production plant assets such as industrial furnaces and comminution equipment.

◾
The combination of the non-dilutive US$12.7 million U.S. DoD grant and the potential for a further US$11.5 million in equipment financing under the EXIM initiatives provide an outstanding platform for IperionX to accelerate the re-shoring of U.S. domestic titanium production through the development of its titanium production facility in Halifax County, Virginia.

Customer and product development

GKN Aerospace and IperionX to advance sustainable titanium

◾	IperionX agreed to an order with GKN Aerospace for the delivery of titanium plate test components manufactured with IperionX’s advanced titanium technologies.

◾
GKN Aerospace is the world’s leading multi-technology ‘Tier-1’ aerospace supplier and serves over 90% of the world’s aircraft and engine manufacturers, designing and manufacturing innovative smart aerospace systems and components.

◾
The collaboration with GKN Aerospace builds on the successful testing and validation of IperionX 100% recycled titanium powder made from GKN scrap titanium feedstocks and focuses on the manufacturing of high-performance titanium plate for testing.

◾	Delivery of the test components may also form part of further collaboration efforts between GKN Aerospace and IperionX – including projects linked to the U.S. Department of Defense.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Ongoing development projects

◾	A number of active projects are ongoing with key potential customers, including Ford Motor Company, Lockheed Martin, Canyon Bicycles, the U.S. Army and Panerai.

◾
During the quarter Heroux-Devtek supplied IperionX’s partner Aperam Recycling, through its American entity ELG Utica Alloys, with approximately 5 metric tonnes of titanium scrap metal for cleaning. The cleaned titanium scrap metal will be delivered to IperionX’s titanium facility in Virginia for use as titanium feedstock for IperionX’s patented titanium processing technologies.

Titan Critical Minerals Project

Strategic & offtake partners - multiple partners, advanced due diligence

◾	IperionX has continued to receive significant interest in the Titan Project’s valuable titanium, rare earth and zircon critical minerals.

◾
A major Japanese conglomerate completed bulk sample test work at the Titan Project to advance potential sales offtake and development financing, with subsequent metallurgical test work commencing at an independent laboratory in Australia.

◾	A number of other Japanese parties have expressed interest in sales, marketing, and investment proposals focused on the offtake of titanium and rare earth minerals from the Titan Project.

Corporate and other activities

Completion of A$26.3 million placement

◾
IperionX completed a placement of 21 million new fully paid ordinary shares at an issue price of A$1.25 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$26.3 million (approximately US$17.1 million).

◾
The placement was led by existing shareholders, Fidelity International, Inherent Group, B Riley Principal Investments, and one of the world’s largest asset managers, confirming their support for IperionX’s plans to re-shore U.S. titanium production, scale IperionX’s patented titanium technologies, advance the Titan Critical Mineral Project and for general corporate purposes.

Appointment of U.S.-based Chief Financial Officer

◾	IperionX announced the appointment of Mrs. Marcela Castro as Chief Financial Officer (CFO), effective from December 21, 2023.

◾
Marcela is a highly experienced finance and operations executive with a long career in senior finance roles across a range of industries, including green technologies, industrial and consumer products, as well as natural resources.

◾	Marcela brings over 25 years of experience in accounting and financial analysis as well as considerable strategic and organization-building skills to IperionX.

IperionX 2023 Sustainability Report

◾
During the quarter IperionX released its 2023 Sustainability Report, which shares our Environment, Social, and Governance (ESG) vision and execution. A link to the 2023 Sustainability Report can be found here.

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 704 461 8000

VIRGINIA TITANIUM MANUFACTURING CAMPUS

IperionX receives US$12.7 million U.S. Department of Defense grant for domestic titanium production

IperionX announced that the U.S. Department of Defense had contracted to award IperionX US$12.7 million in funding awarded under the Defense Production Act Title III authorities to address U.S. titanium supply chain vulnerabilities.

The U.S. DoD undertook extensive due diligence of IperionX’s titanium metal technologies through the application and contracting process, including U.S. DoD representatives undertaking a site visit to IperionX’s operating pilot plant in Utah.

The United States has limited domestic primary titanium metal (titanium sponge) capacity and currently imports over 95% of the titanium sponge required for the U.S. defense sector. IperionX intends to re-shore a full titanium supply chain to the U.S. to reduce the acute reliance on titanium imports from foreign nations and strengthen the titanium supply chain for critical defense and advanced industries.

IperionX will apply the US$12.7 million U.S. DoD grant funding towards building a 125 metric tons per annum titanium production facility in Halifax County, Virginia, with first production expected in 2024. Once commissioned, IperionX intends to rapidly scale the capacity of this advanced titanium production facility – in a modular development approach – on the same site in Virginia.

Titanium has been mass produced in the same way since the 1940s when the existing ‘Kroll Process’ was developed. The Kroll Process is energy intensive, high cost and produces high levels of greenhouse gas emissions. In contrast, IperionX’s titanium production technologies use less energy to produce high-strength titanium, at lower costs, with zero Scope 1 and 2 emissions.

Titanium is prized for its high strength-to-weight ratio, resistance to high temperatures and corrosion. Titanium is a critical material for many U.S. defense systems and for a range of demanding applications in the aerospace, space, medical, consumer electronics, additive manufacturing, hydrogen and automotive sectors.

IperionX has the potential to deliver a full U.S. titanium supply chain from titanium mineral production to the manufacturing of high-performance titanium products, and the unique ability to use 100% recycled scrap titanium. IperionX can produce a wide range of titanium products – including titanium powder, ingots, bars, and plate – at higher energy efficiency, lower costs, and with lower environmental impacts.

IperionX receives US$11.5 million LOI from EXIM Bank for U.S. titanium production

IperionX received a Letter of Interest from the Export-Import Bank of the United States for the provisional sum of US$11.5 million in equipment finance with a repayment tenor of 7 years, for the development of IperionX’s titanium production facility in Halifax County, Virginia.

IperionX received notification from EXIM that the proposed Titanium Production Facility may qualify for equipment finance under both EXIM’s ‘China and Transformational Exports Program’ and ‘Make More in America Initiative’.  These two programs enable EXIM to extend its existing medium and long-term loan and loan guarantee programs to support projects that reduce Chinese dominance in strategic sectors and advance export-orientated domestic projects, such as IperionX’s Virginia Titanium Manufacturing Campus.

IperionX intends to apply proceeds of equipment finance from EXIM Bank towards key production assets including industrial furnaces and comminution equipment, expected to cost approximately US$11.5 million.

The combination of the non-dilutive US$12.7 million U.S. DoD grant and the potential for a further US$11.5 million in equipment financing under the EXIM Bank initiatives provide an outstanding platform for IperionX to accelerate the re-shoring of U.S. domestic titanium production through the development of its titanium production facility in Halifax County, Virginia.

 IperionX’s permitted Titanium Production Facility in Virgina.

CUSTOMER AND PRODUCT DEVELOPMENT

GKN Aerospace partners with IperionX to advance sustainable titanium manufacturing

IperionX agreed to an order with GKN Aerospace for the delivery of titanium plate test components manufactured with IperionX’s advanced titanium technologies.

GKN Aerospace is the world’s leading multi-technology ‘Tier-1’ aerospace supplier and serves over 90% of the world’s aircraft and engine manufacturers, designing and manufacturing innovative smart aerospace systems and components.  Titanium is a critical material for many aerospace systems and GKN Aerospace is a world leader in manufacturing complex titanium components for civil aerospace, space and military markets, including the Airbus A320/A330, Boeing B777/B787, Lockheed Martin F-16 and F-35 Lightning, and the Ariane 6 rocket engine.

The collaboration with GKN Aerospace builds on the successful testing and validation of IperionX 100% recycled titanium powder made from GKN scrap titanium feedstocks and focuses on the manufacturing of high-performance titanium plate for testing, which may also form part of further collaboration efforts between GKN Aerospace and IperionX – including projects linked to the U.S. Department of Defense.

Ongoing development projects

A number of active projects are ongoing with key potential customers, including Ford Motor Company, Lockheed Marting, Canyon Bicycles, the U.S. Army and Panerai.

During the quarter Heroux-Devtek supplied IperionX’s partner Aperam Recycling, through its American entity ELG Utica Alloys, with approximately 5 metric tonnes of titanium scrap metal for cleaning. The cleaned titanium scrap metal will be delivered to IperionX’s titanium facility in Virginia for use as titanium feedstock for IperionX’s patented titanium processing technologies.

TITAN CRITICAL MINERALS PROJECT

Strategic & offtake partners - Multiple partners, advanced due diligence

IperionX has continued to receive significant interest in the Titan Project’s valuable titanium, rare earth and zircon critical minerals. A major Japanese conglomerate completed bulk sample test work at the Titan Project to advance potential sales offtake and development financing, with subsequent metallurgical test work commencing at an independent laboratory in Australia. IperionX is in discussions with a number of other Japanese parties that have expressed interest in sales, marketing, and investment proposals focused on the offtake of titanium and rare earth minerals from the Titan Project.

CORPORATE AND OTHER ACTIVITIES

Completion of A$26.3 million placement

IperionX completed a placement of 21 million new fully paid ordinary shares at an issue price of A$1.25 per share to existing institutional investors to raise gross proceeds of A$26.3 million (approximately US$17.1 million) (Placement).

The Placement was led by existing shareholders, Fidelity International, Inherent Group, B Riley Principal Investments, and one of the world’s largest asset managers, confirming their support for IperionX’s plans to re-shore U.S. titanium production, scale IperionX’s patented titanium technologies, advance the Titan Critical Mineral Project and for general corporate purposes.

IperionX’s technology and patent portfolio advisor, Mr. Ray Nimrod, participated in the placement, and is a significant long-term shareholder and advisor to the Company. Ray is a renowned expert in technology patent law, representing a range of leading technology clients, including multiple Fortune 100 companies.

The issue price of A$1.25 represented a 14.5% premium to the 5-day VWAP and a 3.2% discount to the 30-day VWAP.

IperionX significantly bolstered its capital position with up to US$41.3 million in new funding, made up of:

◾	US$12.7 million grant from U.S. Department of Defense;

◾	US$17.1 million from the equity Placement; and

◾	Potential for US$11.5 million in equipment financing from EXIM Bank’s ‘China and Transformational Exports Program’ and ‘Make More in America Initiative’.

This robust financial position provides a strong platform for IperionX to accelerate plans to re-shore U.S. titanium production with the development of the advanced titanium production facility in Halifax County, Virginia.

Appointment of U.S.-based Chief Financial Officer

IperionX announced the appointment of Mrs. Marcela Castro as Chief Financial Officer, effective from December 21, 2023.

Marcela is a highly experienced finance and operations executive with a long career in senior finance roles across a range of industries, including green technologies, industrial and consumer products, as well as natural resources. Marcela brings over 25 years of experience in accounting and financial analysis as well as considerable strategic and organization-building skills to IperionX.

Marcela is a U.S. citizen, holding a Bachelor of Business Administration and a MBA in Finance.

IperionX 2023 Sustainability Report

During the quarter IperionX released its 2023 Sustainability Report, which shares our Environment, Social, and Governance (ESG) vision and execution. A link to the 2023 Sustainability Report can be found here.

IPERIONX

SUSTAINABILITY REPORT 2023

IperionX Limited ABN 84 618 935 372

IperionX’s 2023 Sustainability Report.

ASX - ADDITIONAL INFORMATION

Mining Properties – Titan Critical Minerals Project

As of December 31, 2023, the Titan Project comprised approximately 11,062 acres of surface and associated mineral rights in Tennessee. The Titan Project is prospective for heavy mineral sands (HMS), rich in minerals critical to the U.S, including titanium, rare earth minerals, high grade silica sand and zircon, of which approximately 1,486 acres are owned and approximately 9,576 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights. During the quarter, the Company exercised options over approximately 113 acres of land at the Titan Project.

Mining properties – Milford Project

As of December 31, 2023, the Milford Project comprised the following tenements:

Tenements	Location	Interest
ML-001 to ML-100, ML-051a (total of 101 claims)	Utah, USA	100%

Mining exploration expenditures

During the quarter, the Company made the following payments in relation to mining exploration activities.

Activity	US$000
Drilling	56
Assaying	15
Land consultants	21
Engineering consultants	2
Metallurgical test work	2
Permitting	4
Sustainability	18
Community relations	23
Surveying	24
Data and imagery	4
Field supplies, equipment rental, vehicles, travel and other	21
Total as reported in Appendix 5B	190

During the quarter, the Company made no payments in relation to mining development or production activities.

Related party payments

During the quarter, the Company made payments of approximately US$392,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

Remuneration of Executive Directors

IperionX’s Nomination and Remuneration Committee competed a detailed benchmark remuneration review with the assistance of Compensation Advisory Partners (CAP) to design a market-competitive long term remuneration structure for Company executives. This process also involved the engagement with and taking feedback from major shareholders and proxy advisors. This remuneration framework is focussed on retaining key employees and attracting high performing U.S talent with skills and experience to assist the delivery of our strategy to disrupt the titanium industry with our patented technologies, and to deliver long-term shareholder returns. As a result, the Company is transitioning to a U.S. based market standard remuneration framework that covers market-based salary compensation, short term incentives and long-term incentives that is progressively being implemented over 2024/2025 calendar years.

Guided by the results of this work, and effective from November 1, 2023, Mr. Anastasios Arima, Managing Director & CEO, will be paid a salary of US$400,000 per annum and a discretionary performance bonus of up to US$240,000 per annum and Mr. Todd Hannigan, Executive Chairman, will be paid fees of US$250,000 per annum and a discretionary performance bonus of up to US$125,000 per annum. Subject to shareholder approval, Mr. Arima and Mr. Hannigan will also participate in the Company’s 2024 long term incentive plan (LTIP) which will consist of an annual award of service-based RSUs that vest and convert into an equivalent number of ordinary shares as follows: (i) one-third after continuous service until December 31, 2024; (i) one-third after continuous service until December 31, 2025; (i) one-third after continuous service until December 31, 2026.

ABOUT IPERIONX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.A.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Production Targets, Process Design, Mine Design, Cost estimates and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84 618 935 372	December 31, 2023

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (6 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	52	72
1.2	Payments for
	(a) exploration & evaluation	(190)	(346)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(2,179)	(4,016)
	(e) administration and corporate costs	(864)	(1,847)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	134	213
1.5	Interest and other costs of finance paid	(19)	(43)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material):
	(a) business development	(119)	(662)
	(b) research & development	(943)	(1,263)
1.9	Net cash from / (used in) operating activities	(4,128)	(7,892)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) tenements	(861)	(2,841)
	(c) property, plant and equipment	(997)	(1,970)
	(d) exploration & evaluation	-	(26)

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (6 months) USD$’000
	(e) investments	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(1,858)	(4,837)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	17,089	17,089
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	1,582	1,777
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(390)	(396)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material) (a) principal portion of lease liabilities	(81)	(161)
3.10	Net cash from / (used in) financing activities	18,200	18,309

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (6 months) USD$’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	5,131	11,938
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,128)	(7,892)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,858)	(4,837)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	18,200	18,309
4.5	Effect of movement in exchange rates on cash held	(16)	(189)
4.6	Cash and cash equivalents at end of period	17,329	17,329

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	16,159	2,986
5.2	Call deposits	1,170	2,145
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	17,329	5,131

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	392
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,128)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(4,128)
8.4	Cash and cash equivalents at quarter end (item 4.6)	17,329
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	17,329
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	4.2

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable.

8.8.2.      Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable.
	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Not applicable.
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	January 30, 2024

Authorised by:	Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5